Clinuvel Pharmaceuticals Limited

June 15, 2026

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Vanessa Robertson
Bonnie Baynes Joe McCann Lauren Sprague Hamill

Re:	Clinuvel Pharmaceuticals Limited
Amendment No. 3 to Draft Registration Statement on Form 20-F
Submitted April 17, 2026
CIK No. 0001290877

To Whom It May Concern:

This letter is in response to the letter dated April 23, 2026 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Clinuvel Pharmaceuticals Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comment in this response and numbered it accordingly. We are including the requested updates in the public filing of the Registration Statement noted above(the “Registration Statement”).

Amendment No. 3 to Draft Registration Statement on Form 20-F

Interim Consolidated Financial Statements for the six months ended December 31, 2025 and 2024 (Unaudited and Presented on an IFRS basis), page F-24

1.	As your June 30, 2025 annual audited financial statements are prepared in accordance with U.S. GAAP, all interim unaudited financial statements required in the registration statement must also be prepared under U.S. GAAP as required by Item 8.A.5 of Form 20-F. Note that while foreign private issuers are allowed to initially include more current published information, that published data accommodation does not waive the underlying requirement for consistent accounting standards in a registration statement. Please revise to disclose the following:

●	Revise to replace your current December 31, 2025 interim unaudited financial statement prepared under IFRS with financial statements prepared under U.S. GAAP that were due on April 1, 2026.
●	Please revise other areas of the document impacted by this change, including your capitalization table and Item 5. Operating and financial review and prospects.

Response: In response to the Staff’s comments, we have revised our disclosures beginning on page F-24 of the Registration Statement to replace our current December 31, 2025 interim unaudited financial statement prepared under IFRS with financial statements prepared under U.S. GAAP and also revised other areas of the Registration Statement impacted by the change, including our capitalization table and Item 5. Operating and financial review and prospects.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (917) 512-0827.

Very truly yours,

/s/ Philippe Wolgen
Name:	Philippe Wolgen
Title:	Managing Director and Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC